Exhibit 99.1

XUNLEI ANNOUNCES UNAUDITED FINANCIAL RESULTS FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2025

Shenzhen, China, November 13, 2025 (GLOBE NEWSWIRE) - Xunlei Limited ("Xunlei" or the "Company") (Nasdaq: XNET), a leading technology company providing distributed cloud services in China, today announced its unaudited financial results for the third quarter ended September 30, 2025.

Third Quarter 2025 Financial Highlights:

●	Total revenues were US$126.4 million, representing an increase of 57.7% year-over-year.

●	Subscription revenues were US$40.7 million, representing an increase of 22.3% year-over-year.

●	Live-streaming and other services revenues were US$49.1 million, representing an increase of 127.1% year-over-year.

●	Cloud computing revenues were US$36.6 million, representing an increase of 44.9% year-over-year.

●	Gross profit was US$60.5 million, representing an increase of 49.6% year-over-year, and gross profit margin was 47.9% in the third quarter, compared with 50.5% in the same period of 2024.

●	Net income was US$550.1 million in the third quarter, compared with net income of US$4.4 million in the same period of 2024.

●	Non-GAAP net income[1] was US$5.3 million in the third quarter, compared with non-GAAP net income of US$4.9 million in the same period of 2024.

●	Diluted income per ADS was US$8.60 in the third quarter, compared with diluted earnings per ADS of US$0.07 in the same period of 2024.

●	Non-GAAP diluted earnings per ADS[2] were US$0.09 in the third quarter, compared with non-GAAP diluted earnings per ADS of US$0.08 in the same period of 2024.

“We are pleased to report that our third-quarter financial results exceeded the upper end of our guidance, with the total revenues reaching US$126.4 million, representing a 57.7% year-over-year increase driven by robust performance across all major business operations. Additionally, consistent with the previous quarter, a significant contributor to our bottom-line performance was the unrealized pre-tax gains from our investment in Arashi Vision Inc., which amounted to approximately US$545.8 million in the third quarter and is expected to drastically enhance our balance sheet and provide strategic leverage as we explore new opportunities for business expansion, research and development, and potential industry collaborations,” commented by Mr. Jinbo Li, Chairman and CEO of Xunlei.

“We will remain committed to maintaining operational discipline while sustaining investments in key strategic areas to drive long-term growth and deliver enduring value to our shareholders,” Mr. Li concluded.

1 Non-GAAP net income is a non-GAAP financial measure. For more information, please see the section of “About Non-GAAP Financial Measures” and the table captioned “Reconciliation of GAAP and Non-GAAP Results” contained in this press release.

2 Non-GAAP earnings per ADS is a non-GAAP financial measure. For more information, please see the section of “About Non-GAAP Financial Measures” and the table captioned “Reconciliation of GAAP and Non-GAAP Results” contained in this press release.

Third Quarter 2025 Financial Results

Total Revenues

Total revenues were US$126.4 million, representing an increase of 57.7% year-over-year. The increase in total revenues was mainly attributable to the increased revenues generated from our major business operations.

Revenues from subscription were US$40.7 million, representing an increase of 22.3% year-over-year. The increase in subscription revenues was driven by the increase in the number of subscribers and the increased average revenue per subscriber. The number of subscribers was 6.56 million as of September 30, 2025, compared with 5.51 million as of September 30, 2024. The average revenue per subscriber for the third quarter was RMB44.2, compared with RMB40.9 in the same period of 2024. The higher average revenue per subscriber was due to the increased proportion of premium subscribers which have higher average revenue per subscriber.

Revenues from live-streaming and other services were US$49.1 million, representing an increase of 127.1% year-over-year. The increase was mainly due to the growth of our overseas audio live-streaming businesses as well as the advertising business.

Revenues from cloud computing were US$36.6 million, representing an increase of 44.9% year-over-year. The increase in cloud computing revenues was mainly attributable to the increased demand from major customers for our cloud computing services.

Costs of Revenues

Costs of revenues were US$65.4 million, representing 51.7% of our total revenues, compared with US$39.4million, or 49.1% of the total revenues, in the same period of 2024. The increase in costs of revenues was mainly attributable to the increase in bandwidth costs and revenue-sharing expenses in our overseas audio live-streaming operations, generally in line with the growth in revenues.

Bandwidth costs, as included in costs of revenues, were US$38.3 million, representing 30.3% of our total revenues, compared with US$24.8 million, or 31.0% of the total revenues, in the same period of 2024. The increase in bandwidth costs was primarily due to the increased sales of our cloud computing services.

The remaining costs of revenues mainly consisted of revenue-sharing costs for our live streaming business and payment handling charges.

Gross Profit and Gross Profit Margin

Gross profit for the third quarter of 2025 was US$60.5 million, representing an increase of 49.6% year-over-year. Gross profit margin was 47.9% in the third quarter of 2025, compared with 50.5% in the same period of 2024. The increase in gross profit was mainly contributed by our online advertising business, overseas audio live-streaming business and subscription business. The decrease in gross profit margin was mainly attributable to the decreased gross profit margin of our cloud computing business and higher proportion of the revenue derived from our audio live-streaming business, which has a lower gross profit margin.

Research and Development Expenses

Research and development expenses for the third quarter of 2025 were US$21.0 million, representing 16.6% of our total revenues, compared with US$17.7 million, or 22.1% of our total revenues, in the same period of 2024. The increased expenses were primarily due to the increase in labor costs as compared with the same period of 2024.

Sales and Marketing Expenses

Sales and marketing expenses for the third quarter of 2025 were US$25.8 million, representing 20.4% of our total revenues, compared with US$11.5 million, or 14.3% of our total revenues, in the same period of 2024. The increases were primarily due to more marketing expenses incurred during the quarter for our subscription and overseas audio live-streaming businesses as part of our ongoing efforts on user acquisition.

General and Administrative Expenses

General and administrative expenses for the third quarter of 2025 were US$10.9 million, representing 8.6% of our total revenues, compared with US$11.4 million, or 14.2% of our total revenues, in the same period of 2024. The decreased expenses were primarily due to the decrease in labor costs, partially offset by the increase in provision for litigations and share-based compensation expenses during the third quarter of 2025.

Operating Income/(Loss)

Operating income was US$2.7 million, compared with an operating loss of US$0.2 million in the same period of 2024. The increase in operating income was primarily attributable to the increase in gross profit, partially offset by the increase in marketing and other operating expenses during the quarter.

Other Income, Net

Other income, net was US$547.7 million, compared with other income, net of US$4.8 million in the same period of 2024. The increase was primarily attributed to fair value changes from our long-term investment in Arashi Vision Inc., which completed its initial public offering in June 2025.

Net Income /Earnings Per ADS

Net income was US$550.1 million compared with net income of US$4.4 million in the same period of 2024. The increase in net income was primarily due to the increase in other income as mentioned above. Non-GAAP net income was US$5.3 million in the third quarter of 2025, compared with US$4.9 million in the same period of 2024. The increase in Non-GAAP net income was primarily due to the increase in operating income.

Diluted income per ADS in the third quarter of 2025 was US$8.60 compared with diluted earnings per ADS of US$0.07 in the third quarter of 2024. Non-GAAP diluted earnings per ADS was US$0.09 in the third quarter of 2025, compared with non-GAAP diluted earnings per ADS of US$0.08 in the same period of 2024.

Cash Balance

As of September 30, 2025, the Company had cash, cash equivalents and short-term investments of US$284.1 million, compared with US$275.6 million as of June 30, 2025. The increase was mainly due to the increase in net cash inflow from operating activities during this quarter.

Guidance for the Fourth Quarter of 2025

For the fourth quarter of 2025, Xunlei estimates total revenues to be between US$131 million and US$139 million, and the midpoint of the range represents a quarter-over-quarter increase of approximately 6.8%. This estimate represents management's preliminary view as of the date of this press release, which is subject to change and any change could be material.

Conference Call Information.

Xunlei's management will host a conference call at 7:00 a.m. U.S. Eastern Time on November 13, 2025 (8:00 p.m. Beijing/Hong Kong Time), to discuss the Company's quarterly results and recent business developments.

Participant Online Registration: https://register-conf.media-server.com/register/BI804fbae5294d4094985afc07a839552e

Please register to join the conference using the link provided above and dial in 10 minutes before the call is scheduled to begin. Once registered, the participants will receive an email with personal PIN and dial-in information, and participants can choose to access either via Dial-In or Call Me. A kindly reminder that "Call Me" does not work for China number.

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at http://ir.xunlei.com. Following the earnings conference call, an archive of the call will be available at https://edge.media-server.com/mmc/p/c234w9oi

About Xunlei

Founded in 2003, Xunlei Limited (Nasdaq: XNET) is a leading technology company providing distributed cloud services in China. Xunlei provides a wide range of products and services across cloud acceleration, shared cloud computing and digital entertainment to deliver an efficient, smart and safe internet experience.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "believes," "anticipates," "future," "intends," "plans," "estimates" and similar statements. Among other things, the management's quotations and the "Guidance" section in this press release, as well as the Company's strategic, operational and acquisition plans, contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Forward-looking statements involve inherent risks and uncertainties, including but not limited to: the Company's ability to continue to innovate and provide attractive products and services to retain and grow its user base; the Company's ability to keep up with technological developments and users' changing demands in the internet industry; the Company's ability to convert its users into subscribers of its premium services; the Company's ability to deal with existing and potential copyright infringement claims and other related claims; the Company’s ability to react to the governmental actions for its scrutiny of internet content in China and the Company's ability to compete effectively. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

About Non-GAAP Financial Measures

To supplement Xunlei's consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Xunlei uses the following measures defined as non-GAAP financial measures by the United States Securities and Exchange Commission: (1) non-GAAP operating income, (2) non-GAAP net income, (3) non-GAAP basic and diluted earnings per share for common shares, and (4) non-GAAP basic and diluted earnings per ADS. The presentation of the non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Xunlei believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding the Company's operating performance by excluding share-based compensation expenses, impairment loss of goodwill, and fair value changes of long-term investments, which are not expected to result in future cash payments, may recur from period to period but are subject to significant market volatility, and which are not indicative of our core operating results and business outlook. These adjustments do not affect the recognition or measurement of these items under GAAP but are presented solely to supplement investors’ understanding of our operating performance.

These non-GAAP financial measures also facilitate management's internal comparisons to Xunlei's historical performance and assist the Company's financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a recurring item in Xunlei's results of operations. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying reconciliation tables at the end of this release include details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

The Company has not recast prior period non-GAAP measures in 2024 to exclude fair value changes of long-term investments, as such amounts in prior periods were immaterial and would not affect investors’ understanding of period-to-period comparisons.

XUNLEI LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Sep 30,	Dec 31,
	2025	2024
	US$	US$
Assets
Current assets:
Cash and cash equivalents	129,592	177,329
Short-term investments	154,509	110,209
Accounts receivable, net	53,878	32,662
Inventories	872	1,255
Due from related parties	10,900	31,519
Prepayments and other current assets	15,915	10,058
Total current assets	365,666	363,032

Non-current assets:
Restricted cash	93	218
Long-term investments	1,298,852	30,599
Deferred tax assets	11,670	10,528
Property and equipment, net	53,946	55,430
Intangible assets, net	35,824	8,310
Goodwill	38,454	-
Due from a related party, non-current portion	19,687	-
Long-term prepayments and other assets	4,913	5,334
Operating lease assets	2,244	450
Total assets	1,831,349	473,901

Liabilities
Current liabilities:
Accounts payable	34,000	22,964
Due to related parties, current	2,074	17
Contract liabilities, current portion	44,346	39,936
Lease liabilities	581	253
Income tax payable	5,029	9,386
Accrued liabilities and other payables	66,944	52,093
Short-term bank borrowings and current portion of long-term bank borrowings	28,363	2,087
Total current liabilities	181,337	126,736

Non-current liabilities:
Contract liabilities, non-current portion	1,427	458
Lease liabilities, non-current portion	1,489	161
Deferred tax liabilities	6,230	1,154
Bank borrowings, non-current portion	40,110	27,127
Other long-term payables	3,472	480
Total liabilities	234,065	156,116

Equity
Common shares (US$0.00025 par value, 1,000,000,000 shares authorized, 375,001,940 shares issued and 307,351,196 shares outstanding as at December 31, 2024; 375,001,940 issued and 313,960,336 shares outstanding as at September 30, 2025)	78	77
Treasury shares (67,650,744 shares and 61,041,604 shares as at December 31, 2024 and September 30, 2025, respectively)	15	16
Additional paid-in-capital	478,857	477,244
Statutory reserves	8,359	8,718
Accumulated other comprehensive loss	(20,291)	(21,694)
Retained earnings/(accumulated deficits)	1,131,096	(146,305)
Total Xunlei Limited's shareholders' equity	1,598,114	318,056
Non-controlling interests	(830)	(271)
Total liabilities and shareholders' equity	1,831,349	473,901

XUNLEI LIMITED

Unaudited Condensed Consolidated Statements of Income

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended
	Sep 30,	June 30,	Sep 30,
	2025	2025	2024
	US$	US$	US$
Revenues, net of rebates and discounts	126,394	103,976	80,141
Business taxes and surcharges	(464)	(431)	(303)
Net revenues	125,930	103,545	79,838
Costs of revenues	(65,387)	(52,320)	(39,380)
Gross profit	60,543	51,225	40,458

Operating expenses
Research and development expenses	(21,002)	(18,422)	(17,744)
Sales and marketing expenses	(25,847)	(21,646)	(11,453)
General and administrative expenses	(10,901)	(9,796)	(11,362)
Credit loss expenses, net	(66)	(248)	(73)
Total operating expenses	(57,816)	(50,112)	(40,632)

Operating income/(loss)	2,727	1,113	(174)
Interest income	640	1,039	1,233
Interest expense	(574)	(328)	(165)
Other income, net	547,726	721,767	4,817
Income before income taxes	550,519	723,591	5,711
Income tax (expenses)/benefits	(469)	3,813	(1,335)
Net income	550,050	727,404	4,376
Less: net loss attributable to non-controlling interest	(202)	(186)	(219)
Net income attributable to common shareholders	550,252	727,590	4,595

Earnings per share for common shares
Basic	1.7569	2.3306	0.0145
Diluted	1.7205	2.2965	0.0145

Earnings per ADS
Basic	8.7845	11.6530	0.0725
Diluted	8.6025	11.4825	0.0725

Weighted average number of common shares used in calculating:
Basic	313,202,000	312,196,048	317,410,168
Diluted	319,827,505	316,830,316	317,921,168

Weighted average number of ADSs used in calculating:
Basic	62,640,400	62,439,210	63,482,034
Diluted	63,965,501	63,366,063	63,584,234

XUNLEI LIMITED

Reconciliation of GAAP and Non-GAAP Results

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended
	Sep 30,	June 30,	Sep 30,
	2025	2025	2024
	US$	US$	US$
GAAP operating income/(loss)	2,727	1,113	(174)
Share-based compensation expenses	1,037	536	531
Non-GAAP operating income	3,764	1,649	357

GAAP net income	550,050	727,404	4,376
Share-based compensation expenses	1,037	536	531
Fair value changes of long-term investments	(545,835)	(719,688)	-
Non-GAAP net income	5,252	8,252	4,907

GAAP earnings per share for common shares:
Basic	1.7569	2.3306	0.0145
Diluted	1.7205	2.2965	0.0145

GAAP earnings per ADS:
Basic	8.7845	11.6530	0.0725
Diluted	8.6025	11.4825	0.0725

Non-GAAP earnings per share for common shares:
Basic	0.0174	0.0270	0.0161
Diluted	0.0171	0.0266	0.0161

Non-GAAP earnings per ADS:
Basic	0.0870	0.1350	0.0805
Diluted	0.0855	0.1330	0.0805

Weighted average number of common shares used in calculating:
Basic	313,202,000	312,196,048	317,410,168
Diluted	319,827,505	316,830,316	317,921,168

Weighted average number of ADSs used in calculating:
Basic	62,640,400	62,439,210	63,482,034
Diluted	63,965,501	63,366,063	63,584,234

CONTACT:

Investor Relations

Xunlei Limited

Email: ir@xunlei.com

Tel: +86 755 6111 1571

Website: http://ir.xunlei.com